Exhibit 99.3
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED

ABN	69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN T. DiLACQUA

Date of last notice	17 March 2008
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest	N/A
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	12 and 13 May 2008

No. of securities held prior to change	61,500 options to acquire American Depositary Shares

Class	See above

Number acquired	61,500 American Depositary Shares acquired pursuant to the exercise of options

Number disposed	15,000 American Depositary Shares on 12 May 2008 and 46,500 American Depositary Shares on 13 May 2008 3,983 ordinary shares on 28 February, 2008

Value/Consideration	USD$2,098,991
Note: If consideration is non-cash, provide details and estimated valuation

+	See chapter 19 for defined terms.

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	Nil

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options and on-market trade of American Depositary Shares
Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter 19 for defined terms.